JONES ENERGY, INC.

807 Las Cimas Parkway, Suite 350

Austin, Texas 78746

(512) 328-2953

July 12, 2016

VIA EDGAR AND HAND DELIVERY

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Jones Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed June 27, 2016

File No. 333-211568

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 7, 2016, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-3, File No. 333-211568, filed with the Commission on June 27, 2016 (“Amendment No. 1”). The initial registration statement (the “Registration Statement”) was filed with the Commission on May 25, 2016.

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. Marked copies of Amendment No. 2 showing changes from Amendment No. 1 will be delivered to your attention as well.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Description of Warrants, page 29

1.                                      We reissue our prior comment 1 in part, as your description of warrants section on page 22 and your revised legality opinion still indicate that the warrants include “warrants to purchase . . . other rights.” If you wish to include these warrants to

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purchase other rights, please register the “other rights” underlying your warrants, include them in your fee table, and provide an expanded description of them in your prospectus. Alternatively, please remove your reference to the “other rights” underlying your warrants from your prospectus and your legality opinion.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to eliminate the references to other securities. Please see page 22 of the prospectus in Amendment No. 2. We have also revised Exhibit 5.1 to the Registration Statement in response to your comment and are filing such revised Exhibit 5.1 with Amendment No. 2.

* * * * * * * *

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact Mollie Duckworth at (512) 322-2551 or me at (512) 493-4899.

Very truly yours,

/s/ Robert J. Brooks
Robert J. Brooks
Executive Vice President and Chief Financial Officer

cc:                                Securities and Exchange Commission

Parhaum J. Hamidi, Attorney-Adviser

Mollie Duckworth, Baker Botts L.L.P.